Exchange Traded Concepts Trust
2545 South Kelly Avenue
Suite C
Edmond, Oklahoma 73013

April 24, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Exchange Traded Concepts Trust (Reg. Nos. 333-156529 and 811-22263): Request for Withdrawal of Post-Effective Amendment Filings

Ladies and Gentlemen:

Pursuant to the Rule 477(a) under the Securities Act of 1933, as amended, Exchange Traded Concepts Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of certain post-effective amendments filed to the Trust’s Registration Statement on Form N-1A, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended.  This request relates to the following series of the Trust (the “Funds”):  the KraneShares Dow Jones Global Luxury Consumer ETF, KraneShares Dow Jones China Alternative Energy ETF, KraneShares CSI China Internet ETF, KraneShares CSI China Consumer Staples ETF, KraneShares CSI China Consumer Discretionary ETF, KraneShares CSI China Five Year Plan ETF, and KraneShares CSI China Urbanization ETF.

The Registrant filed the following post-effective amendments relating to the Funds on the dates shown:

Form Type	Date of Filing	Post-Effective Amendment No.

485APOS	August 17, 2011	Post-Effective Amendment No. 2
485BXT	October 28, 2011	Post-Effective Amendment No. 3
485APOS	November 22, 2011	Post-Effective Amendment No. 4
485BXT	January 20, 2012	Post-Effective Amendment No. 6
485BXT	February 17, 2012	Post-Effective Amendment No. 8
485BXT	March 16, 2012	Post-Effective Amendment No. 12
485BXT	April 16, 2012	Post-Effective Amendment No. 15
485BXT	May 15, 2012	Post-Effective Amendment No. 18
485BXT	June 13, 2012	Post-Effective Amendment No. 22
485BXT	July 12, 2012	Post-Effective Amendment No. 25
485BXT	August 10, 2012	Post-Effective Amendment No. 27
485BXT	September 7, 2012	Post-Effective Amendment No. 29
485BXT	October 5, 2012	Post-Effective Amendment No. 31
485BXT	November 5, 2012	Post-Effective Amendment No. 34
485BXT	December 4, 2012	Post-Effective Amendment No. 36
485BXT	January 2, 2013	Post-Effective Amendment No. 39
485BXT	January 31, 2013	Post-Effective Amendment No. 46
485BXT	February 28, 2013	Post-Effective Amendment No. 50
485BXT	March 29, 2013	Post-Effective Amendment No. 53

The purpose of the 485APOS filing, filed on August 17, 2011 (Post-Effective Amendment No. 2), was to register the Funds as new series of the Trust. The purpose of the second 485APOS filing, filed on November 22, 2011 (Post-Effective Amendment No. 4), was to reflect material changes made to the Funds. The 485BXT filing, filed on October 28, 2011 (Post-Effective Amendment No. 3), was filed for the purpose of delaying the effective date of Post-Effective Amendment No. 2. The sixteen additional 485BXT filings, filed between January 20, 2012 and March 29, 2013 (Post-Effective Amendment Nos. 6, 8, 12, 15, 18, 22, 25, 27, 29, 31, 34, 36, 39, 46, 50, and 53) were filed for the purpose of delaying the effective date of Post-Effective Amendment No. 4. As of the last filing shown, Post-Effective Amendment No. 4 is scheduled to become effective on April 29, 2013.

The Registrant is requesting the withdrawal of the above referenced Post-Effective Amendments because the Registrant has decided not to proceed with the offering of the Funds. No securities were sold in connection with this offering.

Pursuant to the requirements of Rule 477 under the Securities Act, this application for withdrawal of the Post-Effective Amendments listed above, has been signed by the President of the Trust this 23rd day of April, 2013.

 If you have any questions regarding this filing, please contact Christopher Menconi at (202) 373-66173 or Abigail Bertumen at (202) 373-6095.

EXCHANGE TRADED CONCEPTS TRUST

By: /s/ J. Garrett Stevens
Name: J. Garrett Stevens
Title: President